Exhibit 99.1

PRESS RELEASE

Advanced Accelerator Applications Reports 37% Growth in Sales for the Third Quarter of 2015 and 32% Growth in Sales for the first nine months of 2015

Recent Highlights

•	Reported an increase in year-over-year sales of approximately 37% for Q3 2015 compared to Q3 2014

•	Reported an increase in year-over-year sales of approximately 32% for the first nine months of 2015 compared to the first nine months of 2014

•	Completed an Initial Public Offering (“IPO”) and listed on the Nasdaq Global Select Market under the ticker “AAAP”

•	Announced positive results from Phase 3 NETTER-1 study, evaluating lead drug candidate Lutathera in patients with advanced midgut neuroendocrine tumors

•	Obtained two Marketing Authorizations in France for FCholine and FDopa

•	Received FDA Priority Review for Somakit-TATE New Drug Application

•	Submitted MA application to EMA for Somakit-TOC

10 December 2015, Saint-Genis-Pouilly, France – Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or “the Company”), an international specialist in molecular nuclear medicine, today announced its financial results for the third quarter and the first nine months of 2015.

Commenting on the third quarter performance, AAA’s CEO Stefano Buono said: “We are entering a new phase at AAA, and the third quarter was a pivotal and exciting time for our company. With the announcement of positive Phase 3 results from the NETTER-1 trial in September, and the subsequent completion of a successful initial public offering in November, we believe we are well positioned to advance the development of our lead drug candidate Lutathera in patients with advanced midgut neuroendocrine tumors. Additionally, we plan to file a New Drug Application (“NDA”) with the U.S Food and Drug Administration and a Marketing Authorization Application (“MAA”) in the European Union for Lutathera by the end of the first quarter of 2016.“

The NETTER-1 results demonstrated that treatment with Lutathera was associated with a statistically significant and clinically meaningful risk reduction of 79% in disease progression or death in patients with advanced midgut neuroendocrine tumors versus a treatment with a double dose of Octreotide LAR. Based on these results, we believe that Lutathera has the potential to provide a clinically significant benefit for patients and improve the standard of care for this disease.

Third Quarter 2015 Financial Results

Total sales for the quarter ending September 30, 2015 were €23.164 million (USD(1) 25.856 million), a 36.8% year-over-year increase compared to €16.937 million (USD(1) 18.905 million) in Q3 2014.

For the quarter ending September 30, 2015, operating loss was €0.614 million (USD(1) 0.685 million), compared to €1.149 million (USD(1) 1.282 million) for the same period in 2014.

Net loss for the quarter ending September 30, 2015 was €1.818 million (USD(1) 2.029 million) versus a net income for the quarter ending September 30, 2014 of €0.436 million (USD(1) 0.487 million).

Adjusted EBITDA for the quarter ending September 30, 2015 was €2.134 million (USD(1) 2.382 million) compared to €1.544 million (USD(1) 1.723 million) for the quarter ending September 30, 2014.

R&D expenditures for the quarter ending September 30, 2015 were €3.121 million (USD(1) 3.484 million) compared to €2.612 million (USD(1) 2.915 million) the quarter ending September 30, 2014.

Nine Months 2015 Financial Results

Total sales for the first nine months of 2015 were €66.138 million (USD(1) 73.823 million), a 31.8% year-over-year increase compared to €50.166 million (USD(1) 55.995 million) for the first nine months of 2014.

For the first nine months of 2015, operating loss was €4.162 million (USD(1) 4.645 million), compared to €1.281 million (USD(1) 1.430 million) for the same period in 2014.

Net loss for the first nine months of 2015 was €10.281 million (USD(1) 11.475 million) versus a net loss for the first nine months of 2014 of €2.446 million (USD(1) 2.730 million).

Adjusted EBITDA for the first nine months of 2015 was €4.046 million (USD(1) 4.516 million) compared to €5.976 million (USD(1) 6.670 million) for the first nine months of 2014. Adjusted EBITDA remained positive despite increasing R&D expenses and significant costs for the preparation of the commercial launch of Lutathera.

R&D expenditures for the first nine months of 2015 were €10.710 million (USD(1) 11.954 million) compared to €7.393 million (USD(1) 8.252 million) the first nine months of 2014.

As of September 30, 2015 the Company had cash and cash equivalents of €52.291 million (USD(1) 58.367 million).

(1) Translated solely for convenience into USD. For the income statement of three months and nine months ended 30 September 2015 and 2014 we assumed an exchange rate of €1 = USD 1.1162 as certified by the Federal Reserve Bank of New York at September 30, 2015.

IPO and Listing

AAA completed an IPO of 4,688,000 ADS representing 9,376,000 of the Company’s ordinary shares at a price of $16.00 per ADS (each ADS represents 2 ordinary shares). The ADS have been listed on the Nasdaq Global Select Market and started trading on 11 November 2015 under the ticker “AAAP”. The overallotment option of 15% was also exercised by the Underwriters, pursuant to which an additional 703,200 ADS, representing 1,406,400 ordinary shares, were issued at the same price of US$16.00 per ADS.

Pipeline Update

The Phase 3 NETTER-1 study evaluating our key therapeutic product candidate Lutathera in patients with advanced midgut neuroendocrine tumors met its primary endpoint by demonstrating that treatment with Lutathera was associated with a statistically significant and clinically meaningful risk reduction of 79% in disease progression or death versus a treatment with a double dose of Octreotide LAR (hazard ratio 0.21, 95% CI: 0.13-0.34; p<0.0001).

The results were presented on 27 September 2015 at the European Cancer Congress in Vienna during Presidential Session II.

The median PFS in the Lutathera arm is not yet reached, whilst the median PFS in the Octreotide LAR 60 mg arm was 8.4 months.

Within the current evaluable patient dataset for tumor responses (n=201), 19 patients (19%) reported complete and partial responses (CR+PR) in the Lutathera group versus 3 (3%) in the Octreotide LAR 60 mg group (p<0.0004). Although the overall survival (“OS”) data is not mature enough for a definitive analysis, the number of deaths was 13 in the Lutathera group and 22 in the Octreotide LAR 60 mg group (p=0.0186 at interim analysis), which initially suggests an improvement in OS.

The Phase 3 NETTER-1 study provides evidence of a clinically meaningful and statistically significant increase in PFS and objective response rate (”ORR”), and also suggests a survival benefit in patients with advanced midgut neuroendocrine tumors treated with Lutathera.

The adverse events observed for Lutathera in the NETTER-1 study were consistent with the results of Lutathera’s previous Phase I-II study, with Lutathera demonstrating a favorable safety profile.

The development of Lutathera’s companion PET diagnostic candidate Somakit, is also advancing well with the U.S. Food and Drug Administration (“FDA“) granting Priority Review to AAA’s NDA for SomaKit-TATE. The company also submitted a MAA for SomaKit-TOC with the EMA on 8 October 2015.

Lutathera’s companion PET diagnostic Somakit is a patented Kit for the preparation of 68Ga-DOTATATE for injection, which is in development to help diagnose and manage somatostatin receptor-positive NET patients using Positron Emission Tomography (“PET“). We believe that Somakit has the potential to significantly improve the accuracy of diagnosis while reducing radiation exposure for patients.

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About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is a radiopharmaceutical company founded in 2002 that develops innovative diagnostic and therapeutic products. AAA’s main focus is in the field of molecular imaging and targeted, individualized therapy for patients with serious conditions (“Personalized Medicine”). AAA currently has 17 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 390 employees in 11 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, Israel, U.S. and Canada). In 2014, AAA reported sales of €69.9 million (+29.9% vs. 2013). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information please visit: www.adacap.com

About Lutathera and NETTER-1

Lutathera (or 177Lu-DOTATATE) is a Lu-177-labeled somatostatin analogue peptide currently under development for the treatment of Gastro Entero Pancreatic Neuroendocrine Tumors (GEP-NETs). This novel compound has received Orphan Drug Designation from the European Medicines Agency (EMA) and the US Food and Drug Administration (FDA). Lutathera was also granted Fast-Track designation by the FDA in April 2015 for the treatment of inoperable progressive midgut NETs. The FDA provides Fast-Track designation to product candidates that treat serious conditions and fill an unmet medical need in order to facilitate their development and expedite their review. Lutathera is also currently administered on a compassionate use and named patient basis for the treatment of NETs in ten European countries.

Lutathera belongs to an emerging form of treatments called Peptide Receptor Radionuclide Therapy (“PRRT“), which involves targeting carcinoid tumors with radiolabeled somatostatin analogue peptides. Currently at the end of its Phase III development in its pivotal NETTER-1 study, Lutathera is the most advanced candidate in development for PRRT.

Lutathera’s NETTER-1 study is the first Phase 3 international, multi-center, randomized, controlled trial evaluating 177Lu-DOTA0-Tyr3-Octreotate (Lutathera) in patients with inoperable, progressive, somatostatin receptor positive midgut NETs. 230 patients with Grade 1-2 metastatic midgut NETs (both functioning and not functioning) were randomized to receive Lutathera 7.4 GBq every 8 weeks (x4 administrations) versus Octreotide LAR 60 mg every 4-weeks. The primary endpoint was PFS per RECIST 1.1 criteria, with objective tumor assessment performed by an independent reading center every 12 weeks. Secondary objectives included objective response rate, overall survival, toxicity, and health-related quality of life.

About Molecular Nuclear Medicine (“MNM”)

Molecular Nuclear Medicine is a medical specialty using trace amounts of active substances, called radiopharmaceuticals, to create images of organs and lesions and to treat various diseases, such as cancer. The technique works by injecting targeted radiopharmaceuticals into the patient’s body that accumulate in the organs or lesions and reveal specific biochemical processes. Molecular Nuclear Diagnostics employs a variety of imaging devices and radiopharmaceuticals. PET (Positron Emission Tomography) and SPECT (Single Photon Emission Tomography) are highly sensitive imaging technologies that enable physicians to diagnose different types of cancer, cardiovascular diseases, neurological disorders and other diseases in their early stages.

*Reconciliation of Adjusted EBITDA and Adjusted EBIDTA margin to net income (loss) from continuing operations for the three months and nine months ended 30 September 2015 and 2014

In € thousands	Three Months Ended		Nine Months Ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Net income (loss) from continuing operations	(1,818)	436	(10,281)	(2,446)
Adjustments: Income taxes	293	991	982	1,683
Finance costs (incl. changes in fair value of contingent consideration)	967	3	5,278	801
Finance income (incl. changes in fair value of contingent consideration)	(56)	(2,579)	(141)	(1,319)
Depreciation and amortization	2,748	2,693	8,208	7,257
Adjusted EBITDA	2,134	1,544	4,046	5,976
Sales	23,164	16,937	66,138	50,166
Adjusted EBITDA margin	9.21%	9.12%	6.12%	11.91%

We have included Adjusted EBITDA in this release because it is a key measure used by our management and board of directors to (i) understand and evaluate our core operating performance and trends, (ii) prepare and approve our annual budget and (iii) develop short- and long-term operational plans. In particular, we believe that the exclusion of the expenses eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Although Adjusted EBITDA measures are frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera and our other products or product candidates; our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Contacts

AAA Media Relations Laetitia Defaye Head of Corporate Communications laetitia.defaye@adacap.com Tel: +33 (0)6 86 65 73 52	Véronique Mermet Communications Officer info@adacap.com Tel: +33 (0)4 50 99 30 70

AAA Investor Relations

Jordan Silverstein

Director of Investor Relations

jordan.silverstein@adacap.com

Tel: + 1-212-235-2394

Media enquiries

FTI Consulting

Kimberly Ha

kimberly.ha@fticonsulting.com

Tel: 1-212-850-5612

iCorporate (Italy)

Elisa Piacentino

elisa.piacentino@icorporate.it

Tel: +39 02 4678754 - +39 366 9134595

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Three Months and Nine Months ended September 30, 2015 and 2014

In € thousands	Three Months Ended		Nine Months Ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014

Sales	23,164	16,937	66,138	50,166
Raw materials and consumables used	(4,827)	(3,579)	(13,918)	(9,781)
Personnel costs	(7,535)	(5,838)	(20,505)	(14,844)
Other operating expenses	(10,201)	(6,848)	(31,879)	(22,903)
Other operating income	1,533	872	4,210	3,338
Depreciation and amortization	(2,748)	(2,693)	(8,208)	(7,257)

Operating loss	(614)	(1,149)	(4,162)	(1,281)

Finance income (including changes in fair value of contingent consideration)	56	2,579	141	1,319
Finance costs (including changes in fair value of contingent consideration)	(967)	(3)	(5,278)	(801)

Net finance (loss) / income	(911)	2,576	(5,137)	518

Profit / (Loss) before income taxes	(1,525)	1,427	(9,299)	(763)

Income taxes	(293)	(991)	(982)	(1,683)

Profit / (Loss) for the period	(1,818)	436	(10,281)	(2,446)

Attributable to:
Owners of the company	(1,818)	855	(10,281)	(1,548)
Non-controlling interests	-	(419)	-	(898)

Profit / (Loss) per share

Basic (€ per share)	(0.03)	0.01	(0.16)	(0.02)
Diluted (€ per share)	(0.03)	0.01	(0.16)	(0.02)

Unaudited Condensed Consolidated statements of comprehensive income

Three Months and Nine Months ended September 30, 2015 and 2014

In € thousands	Three Months Ended		Nine Months Ended
	09.30.2015	09.30.2014	09.30.2015	09.30.2014
Profit / (loss) for the period	(1,818)	436	(10,281)	(2,446)

Other comprehensive income / (expense):

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(1,714)	1,042	2,173	1,646

Items that will never be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	1	(64)	38	(57)

Other comprehensive (expense) / income net of tax (1)	(1,713)	977	2,211	1,589
Total comprehensive profit / (loss) for the period	(3,531)	1,413	(8,070)	(857)

Total comprehensive loss attributable to:
Owners of the company	(3,531)	1,789	(8,070)	(10)
Non-controlling interests	-	(376)	-	(847)

(1)	Negative tax effect of €19 thousand at September 30, 2015 and €28 thousand at September 30, 2014.

Unaudited Condensed Consolidated statements of financial position at September 30, 2015

ASSETS (In € thousands)	09.30.2015	12.31.2014
Non-current assets	111,623	107,842
Goodwill	22,256	21,377
Other intangible assets	31,689	32,410
Property, plant and equipment	55,797	51,779
Financial assets	1,478	1,959
Deferred tax assets	403	317
Current assets	97,085	78,672
Inventories	4,357	3,363
Trade and other receivables	27,289	20,053
Other current assets	13,148	10,160
Cash and cash equivalents	52,291	45,096
TOTAL ASSETS	208,708	186,514

EQUITY AND LIABILITIES (In € thousands)	09.30.2015	12.31.2014
Equity attributable to owners of the company	101,559	85,187
Share capital	6,777	6,323
Share premium	141,264	118,421
Reserves and retained earnings	(36,201)	(30,058)
Net loss for the period / year	(10,281)	(9,499)
Total equity	101,559	85,187
Non-current liabilities	70,239	70,709
Non-current provisions	8,408	8,011
Non-current financial liabilities	17,585	20,971
Deferred tax liabilities	3,535	4,460
Other non-current liabilities	40,711	37,267
Current liabilities	36,910	30,618
Current provisions	46	128
Current financial liabilities	5,603	5,915
Trade and other payables	14,911	12,156
Other current liabilities	16,350	12,419
Total liabilities	107,149	101,327
TOTAL EQUITY AND LIABILITIES	208,708	186,514